Exhibit 99.3

ZenaTech Strengthens Drone as a Service (DaaS) Business for Government and Aviation Markets by Signing an Offer to Acquire a Second Jacksonville, Fla. Land Survey Firm

Vancouver, British Columbia, (October 14, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it has signed an offer to acquire a long-standing Jacksonville, Florida-based land surveying and inspection firm with established municipal government and aviation clients. When completed, this would mark ZenaTech’s second strategic acquisition in the Jacksonville area enabling penetration of the fast-growing Florida government and aviation customer markets, while extending potential reach to the broader Southeast US for its Drone as a Service solutions.

“Jacksonville represents one of the nation’s most underserved markets for advanced drone-based surveying and infrastructure inspection services— spanning more than 874 square miles, it the largest US city by land area of the lower 48 states,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Combined with the region’s rapidly expanding public-works initiatives, we see significant opportunity to deploy our Drone as a Service model across a wide spectrum of applications — from utilities to infrastructure to transportation. The Florida aviation market is experiencing substantial growth and investments for airport expansion and upgrading is driving demand for drone-based surveying and inspection services that we are ready to provide.”

The target company acquisition delivers land surveying, mapping, and drone-enabled inspection services to municipal, utility, and airport clients, combining traditional field expertise with advanced geospatial technology for critical infrastructure and land development projects. Along with the recent completed acquisition of Jacksonville-based A&J Land Surveyors, Inc, known for its expertise in aviation, infrastructure and utilities, the Company is well-positioned to capture a strong foothold in the region and beyond.

Florida is one of the fastest-growing states in the US and has state budgets in the billions allocated to highways, bridges, and aviation projects. Notably, over $345.4 million is dedicated to aviation infrastructure in the most recent 2025/26 budget earmarked for airport maintenance, expansion, and modernization, creating strong demand for advanced drone-enabled surveying and inspections.

Currently, ZenaTech has completed 11 acquisitions toward its goal of acquiring and establishing 25 Drone as a Service locations by mid-2026. The company’s DaaS model provides businesses and government customers with a flexible and convenient on-demand pay-per-use or subscription access to drone-based services for a variety of surveying, inspections, precision farming, and automation of old tech or manual processes. The model eliminates the need to invest in capital costs, pilots, maintenance, and compliance to benefit from drone innovation. The company is acquiring land survey engineering and other businesses ripe for drone innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.